Exhibit 99.1

Medigus Joint Venture, Revoltz Completes First Micromobility Vehicle Functional Prototype

MODEL ONE Targets Last Mile / Food Delivery Sector

OMER, Israel, June X, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology-based company engaged in advancing innovative solutions for large-scale market applications, announced today that Revoltz, its EV and wireless charging joint venture, operated through its wholly owned subsidiary, Charging Robotics Ltd. has successfully completed the preliminary design and functional prototype of Model One, its micromobility vehicle for last mile and food delivery.

Model One, based on Revoltz’ modular micro mobility platform, is designed to facilitate efficient delivery of smaller items in urban environments while maintaining low and immediate transportation costs.

A three-wheeled chassis with a wide platform design provides maximum safety for the rider as well as complete mobility in imperfect road conditions. The Model One design includes two loading surfaces, front and rear, each of which can be used flexibly with interchangeable modules, depending on the customer’s needs. The model is designed to carry two-and-a-half times the cargo as a traditional scooter.

Liron Carmel, Chief Executive Officer of Medigus, commenting on the announcement, “This is our first real milestone in the electronic vehicle sector. Revoltz’ initial efforts have been focused on the micro-mobility market as businesses work to meet the last mile delivery demands associated with ecommerce in urban settings.” Mr. Carmel went on to say, “The completion of the Model One prototype is an important achievement for Revoltz. Initial performance assessments have been extremely positive, reflecting the innovation and engineering incorporated in the design. The team is now preparing to manufacture additional prototypes for further testing as we work to bring the Model One to market.”

About Revoltz

Revoltz is a joint venture between Medigus, through its wholly owned subsidiary, Charging Robotics Ltd., and Amir Zaid and Weijian Zhou, the founders of EMuze, a privately held company that designs and develops electric micro-mobility vehicles. Revoltz’ focus is developing EVs to meet the demands of commercial users and mission-specific designs, including full work day single charge, heavy-duty and rigid operations, Hop-on-Hop-off modes, off-road travel and a low cost of operation.

About Medigus

Medigus Ltd. is a technology-based company engaged in advancing innovative solutions for large-scale market applications. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This letter may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus is using forward looking statements when it discusses its Model One design and functional prototype and the market for which it is designed, the belief that the positive initial performance assessments of the Model One prototype reflects the innovation and engineering incorporated in its design, and that the team is now preparing to manufacture additional prototypes for further testing as it works to bring it to market. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this letter should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com